Versamet Royalties	Management's Discussion & Analysis	2

1. Introduction

This Management's Discussion and Analysis ("MD&A") of Versamet Royalties Corporation. ("Versamet" or the "Company") has been prepared by management as of March 12, 2026, and should be read in conjunction with the Company's financial statements for the years ended December 31, 2025 and 2024 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee. Unless otherwise specified, all financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts herein are expressed in U.S. dollars ("USD"), the Company's functional currency, unless stated. References to C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under "Other risk factors" and "Cautionary note on forward-looking statements" in this MD&A.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

2. Overview and description of the business

Versamet is a precious metals focused royalty and streaming company with a global portfolio of royalty and streaming assets. The Company is focused on building a diverse portfolio of royalty, streaming and other interests, and to date, has built a portfolio of 28 mining royalties and streams, ranging from those which are currently under exploration through to those which are in production and which are already cash-generating for Versamet.

The Company further expects cash flow to grow over time through exposure (via its royalty, stream and other interests) to potential exploration success, throughput expansions, mine life extensions and new mine builds. Through the process of building a diverse portfolio of royalty, stream and other interests, management of Versamet believes it is maximizing upside potential to strengthening metal prices and resource growth, while minimizing downside risk.

Versamet's current royalties and streams are detailed further below under "5. Summary of royalty, stream and other interests owned by Versamet". The Company is continually assessing potential opportunities to grow its portfolio of assets through acquisition opportunities, and in doing so is supported by its largest shareholders, B2Gold Corp. (~29%), Equinox Gold Corp. ("Equinox") (~11%), Tether (~13%) and the Lundin family (~9%).

3. Outlook

Versamet expects1 2026 attributable GEOs2 to be between 20,000 to 23,000 at an average cash cost margin2 of approximately 93%, with approximately 85% of expected revenue derived from gold and silver. 2026 expected GEOs would represent another record for the Company and more than a 100% year-over-year increase. 2026 GEOs are calculated using consensus prices and based on public forecasts from operators and the Company's internal estimates.

1. Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.

2. See "11. Non-IFRS measures"

Versamet Royalties	Management's Discussion & Analysis	3

4. Company highlights and financial information

Operating results for the three months and year ended December 31, 2025

  Record total revenue of $18.4 million and $34.8 million for the three months and year ended December 31, 2025 (2024: $3.2 million and $12.0 million);

  Record GEOs of 4,4301 and 9,8151 for the three months and year ended December 31, 2025 (2024: 1,2321 and 5,0651);

  Record operating cash flows, excluding working capital changes, of $13.9 million1 and $24.7 million1 for the three months and year ended December 31, 2025 (2024: $1.1 million1 and $6.5 million1);

  Net income of $15.1 million and $20.3 million for the three months and year ended December 31, 2025 (2024: net losses of $7.3 million and $2.5 million); and

  Adjusted EBITDA of $13.6 million1 and $23.0 million1 for the three months and year ended December 31, 2025 (2024: $1.4 million1 and $5.3 million1).

1. See "11. Non-IFRS measures"

Strategic events:

FINANCING

On February 9, 2026, the Company completed a bought deal public offering (the "Offering"), pursuant to which the Company sold 10,300,000 common shares, at a price of C$13.75 per common share for gross proceeds of C$141.6 million. The Company paid the underwriters a cash fee of 5% of the aggregate gross proceeds of the Offering. Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. ("Tether Investments"), to which the Company sold 1,575,712 common shares at a price of C$13.75 for proceeds of C$21.7 million, pursuant to the exercise of Tether Investment's participation rights in the Offering.

The Company used the proceeds from the Offering and private placement to repay $124.0 million of amounts outstanding on the Company's Credit Facilities.

US LISTING

On March 5, 2026, the Company's common shares commenced trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "VMET". Versamet's common shares continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "VMET". The listing did not involve any concurrent financing, and no new shares were issued.

$200 MILLION REVOLVING CREDIT FACILITY WITH $25 MILLION ACCORDION

On March 4, 2026, the Company amended its credit facility agreement to increase its revolving credit facility ("RCF") to $200 million with a $25 million accordion feature (the "Upsized RCF") arranged by Bank of Montreal ("BMO"), as lead arranger, and National Bank of Canada ("NBC"). The Upsized RCF replaces the existing $100 million RCF and $80 million term loan (the "TL") (together the "Credit Facilities"). Amounts drawn on the Upsized RCF are subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the Upsized RCF is subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Upsized RCF agreement). The Upsized RCF matures on March 4, 2029.

Versamet Royalties	Management's Discussion & Analysis	4

Revenue and Attributable GEO Performance

The following table summarizes the Company's total revenues from royalty, stream and other interests during the three months and year ended December 31, 2025 and 2024:

In $000s	3 months ended Dec. 31, 2025 $	3 months ended Dec. 31, 2024 $	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Blackwater	350	-	1,209	-
Cuiú Cuiú	-	-	250	-
Greenstone gold interest	4,390	2,768	14,425	9,988
Kiaka	6,349	-	8,101	-
Kolpa	1,911	-	3,860	-
Mercedes	636	481	2,090	2,037
Rosh Pinah	2,416	-	2,416	-
Santa Rita	2,312	-	2,410	-
Total revenue	18,364	3,249	34,761	12,025

The following table summarizes the Company's Attributable GEOs from royalty, stream and other interests during the three months and year ended December 31, 2025 and 2024:

	3 months ended Dec. 31, 2025	3 months ended Dec. 31, 2024	Year ended Dec. 31, 2025	Year ended Dec. 31, 2024
Blackwater	85	-	339	-
Cuiú Cuiú	-	-	72	-
Greenstone gold interest	1,050	1,050	4,200	4,200
Kiaka	1,535	-	2,042	-
Kolpa	463	-	1,034	-
Mercedes	154	182	611	865
Rosh Pinah	584	-	584	-
Santa Rita[2]	559	-	933	-
Total Attributable GEOs[1]	4,430	1,232	9,815	5,065

1. See "11. Non-IFRS measures"

2. Includes GEOs related to Santa Rita adjustment for the year ended December 31, 2025 (See "11. Non-IFRS measures")

5. Summary of royalty, stream and other interests owned by Versamet

As of the date of this MD&A, Versamet currently owns 28 royalties and streams, of which seven are currently cash-generating for Versamet and an additional one is expected to be cash-flowing in early 2026. A description of the royalties, streams and other interests of Versamet is included below. Versamet does not conduct mining operations on the properties in which it holds a royalty, stream or other interest, and as such it is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties. Management of Versamet believes diversification of our royalties and streams, both in terms of project, metal type and jurisdiction will be key in the Company's success as it is well positioned to take advantage of strengthening metals prices while minimizing downside risk.

Versamet Royalties	Management's Discussion & Analysis	5

A full listing of the Company's royalty, stream and other interests is presented in the table below:

Project	Location	Details %	Product	Project Ownership
PRODUCING
Blackwater	Canada	0.21 NSR [1]	Au	Artemis Gold Inc.
Greenstone	Canada	1.26 interest [2]	Au	Equinox Gold Corp.
Kiaka	Burkina Faso	2.7 NSR [3]	Au	West African Resources Limited
Kolpa	Peru	95.8 stream [4]	Cu	Endeavour Silver Corp.
Mercedes	Mexico	2.0 NSR	Au, Ag	Highlander Silver Corp.
Rosh Pinah Zinc	Namibia	90.0 stream [5]	Ag	Appian Capital Advisory LLP
Santa Rita	Brazil	2.75 NSR	Ni, Cu, Au, Co, PGM	Appian Capital Advisory LLP
NEAR-TERM CASH FLOWING
Cuiú Cuiú	Brazil	1.5 NSR [6]	Au, Ag	Cabral Gold Inc.
El Pilar	Mexico	1.0 GRR [7]	Cu	Southern Copper Corp.
Toega	Burkina Faso	2.7 NSR [8]	Au	West African Resources Limited
Vittangi	Sweden	1.0 NSR	Graphite	Talga Group Ltd.
DEVELOPMENT
Converse	USA	1.0 NSR	Au, Ag	Roxmore Resources Inc.
Hackett River	Canada	2.0 NSR	Zn, Ag, Cu, Pb, Au	Glencore Canada Corp.
Mason	USA	0.4 NSR	Cu, Au, Mo, Ag	Hudbay Minerals Inc.
Prairie Creek	Canada	1.2 NSR	Zn, Pb, Ag	NorZinc. Ltd.
Pilar	Brazil	1.0 NSR	Au	Pilar Gold Inc.
EXPLORATION
Adi Dairo	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Ajax	Canada	1.5 NSR	Cu, Au, Ag	KGHM / Abacus Mining & Exploration Co.
Bobosso	Cote d'Ivoire	1.0 NSR	Au	Montage Gold Corp.
Del Norte	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Golden Sidewalk	Canada	2.0 NSR	Au	Prosper Gold Corp.
Midas	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Mocoa	Colombia	2.0 NSR	Cu, Mo	Copper Giant Resources Corp.
Nefasit	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Pacaska	Peru	0.5 NSR	Au, Cu	Copper Standard Resources Inc.
Primavera	Nicaragua	1.5 NSR	Au, Cu	Equinox Gold Corp.
Wiluna	Australia	2.0 NSR	Uranium	Toro Energy Limited
Zuun Mod	Mongolia	1.5 NSR	Mo, Cu	Erdene Resource Development Corp.

1. 0.21% net smelter returns royalty applicable to approximately 35-50% of production (Versamet management estimate).

2. Greater of i) 1.26% of monthly production at Greenstone (100%), or ii) 350 ounces Au, until 63,000 ounces Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery.

3. 2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au.

4. Greater of i) 95.8% of produced copper and ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of copper delivered; 71.85% of produced copper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of the spot price.

5. Payable silver will be calculated as 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250 koz to the stream and 2,850 ounces of payable silver per million pounds of recovered zinc (inclusive of the first 250 koz above) until the earlier of i) the delivery of 1.35 Moz of silver to the stream or ii) December 31, 2028. Subsequently, payable silver will be 90% of the payable silver produced from the mine. Silver deliveries are subject to per-ounce payments equal to 10% of the prevailing spot silver price at the time of delivery.

6. On the completion of a positive Technical Report, an advance royalty payment of $250,000 per year commences. Advance royalty payments are creditable against future production royalties

7. 1.0% gross revenue royalty excludes the first 85 Mlbs of payable copper production.

8. 2.7% NSR royalty (100% basis) until royalty payments total $22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced.

Versamet Royalties	Management's Discussion & Analysis	6

Q4 2025 Portfolio Updates

This section provides updates to the Company's portfolio of assets. Where there are no material updates in the quarter, no discussion has been included.

Producing assets

Greenstone, Canada (1.26% interest)

During the fourth quarter, the Greenstone mine produced 72,091 ounces of gold. Operational performance at the mine continued to improve, with 33% more ore mined, 15% more ore processed and 23% higher grade processed compared to the third quarter. The Greenstone mine is expected to produce 250,000 - 300,000 ounces of gold in 2026.

Versamet is entitled to monthly deliveries equal to the greater of 1.26% of produced gold or 350 ounces of gold. Attributable production from Greenstone totaled 1,050 GEOs in Q4 2025.

For more information, please refer to Equinox's news release dated February 18, 2026.

Kiaka, Burkina Faso (2.7% NSR)

During the fourth quarter, Kiaka produced 62,287 ounces and sold 56,293 ounces, its first full quarter of operational phase reporting since completion of construction. Kiaka held 15,468 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to partially contribute to Q1 2026 revenue and GEOs. Open pit mining continued to ramp up well during Q4, delivering a 76% increase in mined ounces compared to Q3. The process plant continued to ramp up on schedule, increasing mill throughput by 25% and grade by 44% over the prior quarter, and achieving 92.9% metallurgical recovery.

For more information, please refer to West African Resources ASX announcement dated January 28, 2026.

Blackwater, Canada (0.21% NSR)

During the fourth quarter, the Blackwater mine produced 68,480 ounces of gold, bringing full year 2025 gold production to 192,808 ounces. Artemis Gold Inc. ("Artemis") has provided production guidance for 2026, expecting to produce 265,000-290,000 ounces of gold. Total growth capital is expected to be in the range of $670 to $745 million, which includes $95 to $100 million for the Phase 1A processing plant expansion, which is expected to be completed, commissioned and fully ramped up during Q4 2026.

On December 15, 2025, Artemis announced approval for the expanded Phase 2 project ("EP2"), which will increase processing capacity from an expected 8 Mtpa before the end of 2026 to 21 Mtpa before the end of 2028. Once EP2 is in production, the Blackwater Mine is expected to produce an average of 500,000 to 525,000 ounces of gold for the first 10 full years. The full EP2 investment decision is conditional upon receipt of formal confirmation of adequate hydro-electricity supply from BC Hydro, expected in early 2026.

For more information, please refer to Artemis's news releases dated December 15, 2025 and February 18, 2026.

Versamet Royalties	Management's Discussion & Analysis	7

Kolpa, Peru (95.8% copper stream)

During the fourth quarter, Kolpa processed 198,830 tonnes (2,160 tonnes per day ("tpd")), producing 631,867 ounces of silver, 5,750 tonnes of lead, 3,034 tonnes of zinc and 106 tonnes of copper in concentrate.

On January 16, 2026, Endeavour Silver ("Endeavour") provided its guidance for 2026. Plant throughput at Kolpa is forecast to range from 2,300 to 2,500 tpd, and copper production is expected to be between 650 and 750 tonnes. Endeavour is investing $26.5 million on capital projects at Kolpa in 2026, including $2.7 million for 3.5 kilometers of mine development in the Bienaventurada and Poderosa areas. A further $7.1 million will be for mine infrastructure, equipment, and building improvements. Growth expenditures of $16.7 million will support a plant expansion to increase capacity to 2,500 tpd, including ongoing installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility. Management estimates the plant expansion to be completed in Q1 2026.

For more information, please refer to Endeavour Silver's news release dated January 16, 2026.

Rosh Pinah, Namibia (90% silver stream)

In Q4, the Company received its inaugural silver delivery from Rosh Pinah, contributing 584 GEOs. In addition, final settlement of a concentrate shipment in Q3 2025 occurred in early January 2026, which will contribute to Versamet's Q1 2026 GEOs.

On February 6, 2026, Appian Capital Advisory provided an update on Rosh Pinah, including the commissioning of the new paste fill plant, a critical component of the RP2.0 expansion project. RP2.0, which will nearly double the mine's processing throughput to 1.3 million tonnes per year, continues to advance on schedule, with overall construction progress now surpassing 85%. Completion is expected in Q3 2026, with ramp-up commencing shortly thereafter. In parallel, an extensive diamond drilling program is underway aimed at expanding its mineral resource base and extending the mine life. The program includes more than 80,000 metres of drilling through 2027, encompassing infill, step-out and regional exploration drilling. Results to date have been encouraging, reinforcing the opportunity for further resource expansion and long-term value creation beyond RP2.0.

For more information, please refer to Appian Capital Advisory's media release dated February 6, 2026.

Santa Rita, Brazil (2.75% NSR)

During the fourth quarter, the Santa Rita mine produced 7,621,000 pounds of payable nickel, 2,170,000 pounds of payable copper and 70,000 pounds of payable cobalt.

On October 21, 2025, Appian and International Finance Corporation, a member of the World Bank Group, announced the launch of a new $1 billion partnership to accelerate the responsible development of critical minerals, metals and mining related projects in emerging markets. The fund's first investment is the Santa Rita mine, which is currently transitioning to underground production which is expected to produce approximately 30,000 tonnes per year of nickel equivalent with a mine life exceeding 30 years.

For more information, please refer to Appian's news release dated October 22, 2025.

Mercedes (2% NSR)

On February 26, 2026, Highlander Silver Corp. completed the acquisition of Bear Creek Mining Corporation and the Mercedes mine.

Versamet Royalties	Management's Discussion & Analysis	8

For more information, please refer to Highland Silver's news release dated February 26, 2026.

Development assets

Toega, Burkina Faso (2.7% NSR)

On January 28, 2026, West African Resources provided an update on the Toega deposit. Haul road construction is well advanced and remains on schedule to enable ore delivery to the Sanbrado processing plant in early Q3 2026. Pre-stripping of the open pit commenced during the quarter with material movement expected to ramp up to steady state production by the end of Q1 2026.

For more information, please refer to WAFs ASX announcement dated January 28, 2026.

Cuiú Cuiú, Brazil, 1.5% NSR

On March 5, 2026, Cabral Gold Inc. ("Cabral") provided a construction update on its Phase 1 gold-in-oxide heap leach project at Cuiú Cuiú. Construction activity for the Phase 1 gold-in-oxide heap leach construction project is 54% complete, with the project on budget and on schedule for plant commissioning in the third quarter of 2026, followed by commercial production in the fourth quarter of 2026. .

For more information, please refer to Cabral Gold's news release dated March 5, 2026.

6. Summary of annual and quarterly results

The following table is a summary of the Company's financial results and position for the last 3 completed years:

	YEAR ENDED
In $000s, except GEO and share amounts	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Total revenue	34,761	12,025	3,140
Attributable GEOs[1]	9,815	5,065	1,593
Average realized gold price per ounce	3,671	2,374	1,948
Average cash cost per attributable GEO[1]	359	394	-
Average cash cost margin[1]	90%	83%	100%
Net income (loss)	20,332	(2,448)	(3,124)
Other comprehensive income	245	193	70
Basic earnings (loss) per share	0.22	(0.03)	(0.08)
Diluted earnings (loss) per share	0.21	(0.03)	(0.08)
Weighted average shares (basic)	92,771,182	76,201,998	37,083,308
Weighted average shares (diluted)	95,506,104	76,201,998	37,083,308
Total assets	418,008	230,249	157,739
Long-term liabilities[2]	151,172	2,070	27,490
Operating cash inflows before working capital changes[1]	24,685	6,540	600
Cash flows per share before working capital changes[1]	0.27	0.09	0.02
EBITDA[1]	47,674	3,400	294
Adjusted EBITDA[1]	23,047	5,282	(972)

1. See "11. Non-IFRS measures".

2. In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments were effective for annual periods beginning on or after January 1, 2024 and applied retrospectively. The Company adopted the narrow scope amendments on January 1, 2024. These amendments resulted in the Company recognizing the Beedie Convertible Loan as a current liability and a portion of the Sandstorm Convertible Note as a current liability as at December 31, 2023.

Versamet Royalties	Management's Discussion & Analysis	9

The Company's revenue and earnings reflect the results of the Company's producing royalties, streams and Greenstone gold interest. Revenue and earnings have continued to increase since 2023 as a result of an increase in producing assets in the Company's portfolio and commodity prices. The increase in total assets is reflective of acquisitions of royalty and stream interests which were funded through issuance of common shares of the Company and drawdowns on the Credit Facilities, resulting in an associated increase in non-current financial liabilities in 2025.

The following table is a summary of the Company's financial results and position for the 8 most recently completed quarters:

	THREE MONTHS ENDED
In $000s1, except GEO and share amounts	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Total revenue	18,364	8,118	4,826	3,454	3,249	3,178	2,901	2,697
Attributable GEOs[2]	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308
Average realized gold price per ounce	4,145	3,451	3,272	2,853	2,636	2,468	2,346	2,063
Average cash cost per attributable GEO[2]	298	323	500	495	449	403	398	332
Average cash cost margin[2]	93%	91%	84%	83%	83%	84%	83%	84%
Net income (loss)	15,059	3,319	170	1,784	(7,261)	3,864	1,123	(173)
Other comprehensive (loss) income	(27)	545	(325)	52	(120)	(55)	(343)	711
Basic earnings (loss) per share	0.16	0.04	0.00	0.02	(0.08)	0.04	0.02	(0.00)
Diluted earnings (loss) per share	0.16	0.03	0.00	0.02	(0.08)	0.04	0.02	(0.00)
Weighted average shares (basic)	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860
Weighted average shares (diluted)	96,501,540	95,738,461	94,457,830	94,004,406	92,311,790	90,776,823	68,204,420	56,897,860
Total assets	418,008	400,448	269,830	231,693	230,249	240,234	225,152	152,097
Long-term liabilities[3]	151,172	158,485	55,647	2,123	2,070	5,356	12,364	20,428
Operating cash inflows (outflows) before working capital changes[2]	13,929	6,136	3,209	1,411	1,137	2,004	1,780	1,620
Cash flows per share before working capital changes[2]	0.15	0.07	0.03	0.02	0.01	0.02	0.03	0.03
EBITDA[2]	28,574	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653
Adjusted EBITDA[2]	13,626	5,715	2,220	1,486	1,417	1,639	1,606	619

1. Sum of all the quarters may not add up to the annual total due to rounding.

2. See "11. Non-IFRS measures".

The net loss in Q1 2024 was driven by higher interest charges in this quarter due to a higher balance outstanding on the RCF at this point ($12.5 million repaid between March 31, 2024 and March 31, 2025), and a higher share-based compensation expense as a result of short-term incentive payments being issued in share-based compensation during Q1 2024 as the Company looked to preserve cash. The net loss and EBITDA in Q4 2024 was driven by an impairment charge of $8.4 million in relation to the Mercedes royalty asset.

As a result of the transaction with B2Gold which closed in two tranches: June 5, 2024 and August 13, 2024, in which the Company acquired a portfolio of royalty assets in return for common shares, the total asset balance and the weighted average common shares balance increased in Q2 2024 and again in Q3 2024. Long term liabilities reduced and weighted average shares outstanding increased during Q2 2024 and again in Q3 2024 as: (i) in conjunction with the first tranche of the transaction closing in June 2024, Sandstorm converted the remaining balance on their convertible note into common shares, and (ii) in conjunction with the second tranche of the transaction closing in August 2024, B2Gold subscribed for $7.5 million in common shares, the proceeds of which, along with $1.2 million of the Company's cash balance, was used to pay down $8.7 million of the RCF.

Versamet Royalties	Management's Discussion & Analysis	10

Revenues increased in Q2 2025 due to sales from the producing Kolpa copper stream, which was purchased in Q2 2025, and royalty revenue from the Blackwater mine, which declared commercial production on May 1, 2025.

Total assets and liabilities increased in Q2 2025 due to the Kolpa copper stream acquisition which was funded by drawdown on the RCF. Funds from the RCF were also used to fully repay the Beedie Convertible Loan; the RCF is recognized as a long-term liability. As a result of prepaying the Beedie Convertible Loan, the Company recognized $2.4 million of non-recurring prepayment fees and $3.3 million of accelerated accretion in finance expense which negatively impacted net income in the period. The increase in finance expense was partially offset by a gain of $3.2 million in relation to the derecognition of the Beedie convertible debt derivative liability as a result of the repayment of the Beedie Convertible Loan.

Revenues and net income increased in Q3 2025 due to inaugural royalty revenue from the Kiaka and Santa Rita mines and ramp up at the Blackwater mine, in addition to higher average realized gold prices.

Total assets and long-term liabilities increased in Q3 2025 due to the acquisitions of the Silver Stream and Santa Rita royalty which were funded by a drawdown on the Company's Credit Facilities. The Company repaid $6.0 million of the amounts drawn on the RCF in Q4 2025.

Revenues and net income increased in Q4 2025 due to ramp up of mining operations at Kiaka, first full quarter of revenue from the Santa Rita royalty, inaugural delivery from the Silver Stream and higher realized commodity prices. Net income further increased due to $18.5 million fair value gain on the Company's Greenstone gold interest primarily driven by an increase in consensus gold prices.

7. Results of operations

Revenue

Total revenue of $18.4 million and $34.8 million during the three months and year ended December 31, 2025, respectively, were a record for the Company (2024: $3.2 million and $12.0 million). The significant increase is reflective of the increase in paying assets and higher realized commodity prices. Refer to the "5. Summary of royalty and other interests owned by Versamet" for commentary on producing assets.

Operating (income) expenses

In $000s	3 months ended Dec. 31, 2025 $	3 months ended Dec. 31, 2024 $	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Cost of sales, excluding depletion	4,852	2,765	15,106	9,989
Depletion	3,654	171	6,177	843
Administrative expenses	3,442	1,973	7,640	5,526
Change in fair value of Greenstone gold interest	(18,482)	(1,099)	(32,922)	(14,060)
Impairment of royalty interest	-	8,350	-	8,350
Total operating (income) expenses	(6,534)	12,160	(3,999)	10,648

The increase in costs of sales was primarily driven by the purchase price for silver and copper delivered under the Rosh Pinah and Kolpa streams which were acquired in 2025 and an increase in non-cash partial settlement of the Greenstone gold interest related to higher margins on gold sales as a result of a rising gold price period on period.

Versamet Royalties	Management's Discussion & Analysis	11

The increase in depletion expense is reflective of additional producing streams and royalties compared to the prior corresponding periods.

Administrative expenses increased as the Company's administrative and corporate development processes evolve and grow to properly steward our expanded asset base. Notably, the Company's salaries expense increased due to higher headcount and increase in amounts accrued related to the Company's short term incentive plan in Q4 2025. The Company also incurred additional professional and listing fees related to the listing of the Company's common shares on the TSX Venture in May 2025, graduation to the TSX in December 2025 and preparation for listing on the NASDAQ.

There were gains recognized on the Greenstone gold interest during all periods. The change in value is largely driven by the consensus gold price which have continued to increase over 2024 and 2025 (See "13. Significant estimates and judgments").

In Q4 2024, an impairment expense of $8.4 million was recorded on our Mercedes royalty due to operational challenges at the mine and a decrease in estimated mineral reserves and mineral resources. No impairment charge was recognized in 2025.

Other expenses (income) and taxation

In $000s	3 months ended Dec. 31, 2025 $	3 months ended Dec. 31, 2024 $	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Change in fair value of convertible debt derivative liability	-	(198)	(3,285)	(400)
Finance and interest expense	3,629	669	12,162	3,579
Foreign exchange	(22)	(695)	548	(780)
Interest income	(152)	(18)	(267)	(148)
Total other expenses (income)	3,455	(242)	9,158	2,251
Income tax expense (recovery) in net income	6,384	(1,407)	9,270	1,574

In Q2 2025, the Beedie Convertible Loan was fully repaid and the convertible debt derivative liability related to the conversion option was derecognized, resulting in a gain of $3.2 million.

The increase in finance and interest expense primarily relates to prepayment of the Beedie Convertible Loan and higher outstanding amounts on the Credit Facilities to fund stream and royalty acquisitions in 2025. As a result of the prepayment of the Beedie Convertible Loan, the Company recognized $3.3 million of finance expense due to the accelerated recording of the accretion expense and $2.4 million of non-recurring prepayment fees.

Foreign exchange movements are primarily related to the revaluing the Canadian denominated Beedie Convertible Loan (see "8. Liquidity and capital resources") into US dollars, the Company's functional currency. The weakening of the US dollar as compared to the Canadian dollar prior to repayment on April 30, 2025, lead to a foreign exchange loss, compared to a strengthening of the US dollar in the prior period. Foreign exchange movements subsequent to the repayment of the Beedie Convertible Loan are primarily related to revaluation of Canadian dollar cash on hand and working capital.

The Company recognized a tax expense of $6.4 million and $9.3 million during the three months and year ended December 31, 2025, respectively (2024: $1.4 million recovery and $1.6 million expense). The current period tax expense is primarily driven by deferred taxes related to the increase in the value of the Greenstone gold interest during the period, resulting in a future income tax expense. The current tax expense in all periods relates to withholding taxes payable on royalty revenue earned from certain foreign royalties.

Versamet Royalties	Management's Discussion & Analysis	12

8. Liquidity and capital resources

As at December 31, 2025, the Company had a cash balance of $3.7 million. As of the date of this MD&A the Company has seven revenue-generating royalties and streams, which, together with the working capital of the Company provide sufficient cash for Versamet to cover all operating expenses, working capital requirements and debt repayments for at least 12 months from December 31, 2025.

Cash flows

Quarter ended December 31, 2025, compared to December 31, 2024:

During the quarter ended December 31, 2025, the Company's cash balance increased by $1.2 million. This increase is primarily as a result of: inflows of $18.4 million in revenue, cash payments for metal delivered under streams included within cost of sales of $1.3 million and incurring $2.9 million in cash operating expenses. The Company saw an outflow of $4.2 million relating to working capital. The Company had a net inflow of $0.8 million related to a purchase price adjustment on Santa Rita royalty acquired in Q3 2025 which was collected in Q4 2025. The Company repaid $6.0 million on the RCF and paid $3.2 million in cash interest charges on outstanding debt. Further, the Company paid $0.2 million in cash withholding taxes.

During the quarter ended December 31, 2024, the Company's cash balance decreased by $0.1 million. This decrease is primarily as a result of: inflows of $3.2 million in revenue, cash payments to Equinox included within cost of sales of $0.6 million and incurring $1.4 million in cash operating expenses. The Company saw an inflow of $1.0 million relating to working capital. The Company repaid $1.8 million on the RCF and paid $0.4 million in cash interest charges on outstanding debt. Further, the Company paid $0.1 million in cash withholding taxes.

Year ended December 31, 2025, compared to December 31, 2024:

During the year ended December 31, 2025, the Company's cash balance increased by $2.3 million. This increase is primarily as a result of: inflows of $34.8 million in revenue, cash payments for metal delivered under streams included within cost of sales of $3.5 million and incurring $5.9 million in cash operating expenses. The Company saw an outflow of $7.7 million relating to working capital. The Company drew $181.0 million, and subsequently repaid $11.0 million, on the Credit Facilities to fund the $159.5 million acquisitions of the Rosh Pinah silver stream, Santa Rita royalty and the Kolpa copper stream and $16.4 million repayment of the Beedie Convertible Debt in full. The Company also incurred $8.8 million of financing costs, which included  $2.4 million in non-recurring prepayment fees related to early repayment of the Beedie Convertible Debt, $5.3 million of cash interest charges on debt outstanding and $1.1 million of commitment and other fees. Further, the Company paid $0.6 million in cash withholding taxes.

During the year ended December 31, 2024, the Company's cash balance decreased by $5.3 million. This decrease was a result of the following factors: inflows of $12.0 million in revenue, cash payments to Equinox included within cost of sales of $2.0 million and incurring $3.0 million in cash operating expenses. The Company saw an inflow of $0.8 million relating to working capital. The Company had cash inflows of $1.0 million on the sale of its common shares in Montage Gold. The Company incurred $0.1 million in transaction costs relating to its acquisition of a royalty portfolio from B2Gold. The Company received net proceeds of $7.5 million from a private placement with B2Gold, repaid $19.0 million on the RCF and paid $2.0 million in cash interest charges on debt outstanding net of interest income.

Versamet Royalties	Management's Discussion & Analysis	13

Debt

REVOLVING CREDIT FACILITY

On September 24, 2025, the Company amended its credit facility agreement to increase its RCF to $100 million with a $25 million accordion feature and add a new $80 million term loan facility arranged by BMO, as lead arranger, and NBC (together the "Credit Facilities"). Amounts drawn on the Credit Facilities were subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF was subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The TL was repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20 million at maturity on March 31, 2028. The RCF matured on April 30, 2028.

On March 4, 2026, the Company further amended its credit facility agreement to increase its RCF to $200 million with a $25 million accordion feature and retired the TL, which was fully repaid. The interest rates and standby fees on the Upsized RCF remain unchanged from those under the Credit Facilities agreement. The Upsized RCF matures on March 4, 2029.

The Company had principal outstanding amounts of $171 million under the Credit Facilities at December 31, 2025 and $45 million under the Upsized RCF as of the date of this MD&A.

BEEDIE CONVERTIBLE LOAN

On October 31, 2023, Versamet entered into a $16.0 million (the C$22.2 million) convertible loan with Beedie Capital Investments Ltd ("Beedie Capital") (the "Beedie Convertible Loan"). The Beedie Convertible Loan was denominated in Canadian dollars, had a term of 5 years and was scheduled to mature on October 31, 2028. Interest on the Beedie Convertible Loan consisted of an 8% base interest rate and a 1.5% paid-in-kind ("PIK") rate, with the PIK rate reducing to 1.0% upon the public listing of the Company. The Company had the option to pay 25-50% of the base interest rate in common shares of the Company, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan could be converted into common shares of the Company, at the option of Beedie Capital, at a price of C$4.20 per common share. The Company had the option to prepay the Beedie Convertible Loan, subject to certain fees.

On April 30, 2025, the Company exercised its prepayment option and repaid and canceled the Beedie Convertible Loan. On repayment, Beedie Capital elected not to convert amounts outstanding into common shares of the Company. Consequently, the Company repaid the full amount of the loan and accrued interest outstanding amounts in cash which resulted in a derecognition of both the Beedie Convertible Loan and the Convertible debt derivative liability.

Commitments and contractual obligations

The following table shows the Company's contractual obligations as they fall due as at December 31, 2025 and
December 31, 2024:

In $000s	Within 1 year $	1-5 years $	Over 5 years $	Total Dec 31, 2025 $	Total Dec. 31, 2024 $
Trade and other payables	2,878	-	-	2,878	1,233
Credit facilities [1]	41,711	153,089	-	194,800	1,153
Beedie Convertible Loan [1]	-	-	-	-	21,784
Total	44,589	153,089	-	197,678	24,170

1. The estimated interest amounts related to the Credit Facilities and the Beedie Convertible Loan are included in the table above.

Versamet Royalties	Management's Discussion & Analysis	14

The Company has no other liabilities other than those presented in the table above or discussed elsewhere in this MD&A and has no commitments for capital expenditures or contractual obligations. The Company intends to grow through the acquisition of additional royalties, streams and other interests, however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

9. Transactions with related parties

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

The Company had a convertible note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024, leaving a remaining balance of nil at December 31, 2025.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. ("Royal Gold") and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments, S.A. de C.V. ("Tether") and Nemesia S.à.r.l ("Nemesia"), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

The Company entered a License agreement with Sandstorm for C$20,000 per month for rent and other shared office costs for total costs of C$0.2 million for the period between January 1, 2025 to when Royal Gold ceased to be a related party.

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet. Effective June 5, 2024, Equinox's share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly, was no longer considered to be a related party of Versamet.

The Company entered into the Greenstone gold interest with Equinox during the year ended December 31, 2023.

B2Gold

Effective June 5, 2024, B2Gold is considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Versamet Royalties	Management's Discussion & Analysis	15

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Versamet considers its Board of Directors, as well as the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to be key management personnel. Compensation for key management personnel of the Company was as follows:

During the years ended December 31, 2025 and 2024, the Company's compensation cost for key management personnel was as follows:

In $000s	Year ended Dec. 31, 2025 $	Year ended Dec. 31, 2024 $
Salaries and benefits	2,005	850
Share-based compensation	810	1,134
Total	2,815	1,984

10. Outstanding share data

As at the date of this MD&A, the Company had 105,645,324 Common Shares outstanding, 2,944,657 stock options outstanding with a weighted average exercise price of C$3.68, 1,223,964 outstanding restricted share units and 400,000 performance-based restricted share units. Of the total Common Shares issued, 395,914 are being held in escrow subject to certain milestones being met with respect to the El Pilar royalty asset; in the event such milestones are not met, these Common Shares are returned to Versamet.

11. Non-IFRS measures

This MD&A refers to certain non-IFRS measures, including (i) Attributable Gold Equivalent Ounces, (ii) average cash cost per Attributable Gold Equivalent Ounce (iii) average cash cost margin (iv) cash flows from operating activities before working capital changes (v) cash flows from operating activities before working capital changes per share (vi) EBITDA and (vii) Adjusted EBITDA (the "Non-IFRS Measures"). The Non-IFRS measures are not standard measures under IFRS and the Company's method of calculating the Non-IFRS Measures may differ from the methods used by other issuers. Therefore, the Company's Non-IFRS measures may not be comparable to similar measures presented by other issuers. See below for a description of each non-IFRS measure and a reconciliation to the nearest IFRS measure for the period.

Attributable Gold Equivalent Ounces is calculated by converting the Company's royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company's royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the Effective Date and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Versamet Royalties	Management's Discussion & Analysis	16

For the three months ended:

Revenue in $000s	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Revenue	18,364	8,118	4,826	3,454	3,249	3,178	2,901	2,697

DIVIDED BY:
Average realized gold price per ounce	4,145	3,451	3,272	2,853	2,636	2,468	2,346	2,063
	4,430	2,354	1,475	1,211	1,232	1,288	1,237	1,308
Santa Rita Adjustment[1]	-	345	-	-	-	-	-	-
Total Attributable GEOs	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308

For the year ended:

Revenue in $000s	Dec. 31, 2025	Dec. 31, 2024
Revenue	34,761	12,025

DIVIDED BY:
Average realized gold price per ounce	3,671	2,374
	9,470	5,065
Santa Rita Adjustment[1]	345	-
Total Attributable GEOs	9,815	5,065

1. On September 24, 2025, the Company entered into an agreement to acquire a 2.75% net smelter return royalty on Atlantic Nickel's operating Santa Rita mine in Brazil. The Effective Date of the royalty under the agreement was July 1, 2025. The Company received $1.2 million of royalty related to the period between the Effective Date and closing of the agreement, which was treated as a purchase price adjustment and credited against the acquisition cost of the royalty for accounting purposes. The Company has included these royalty amounts in its calculation of GEOs for the three months ended September 30, 2025 and year ended December 31, 2025 (the "Santa Rita Adjustment").

Average cash cost per Attributable GEO is calculated by dividing the Company's cost of sales, excluding depletion and other non-cash cost of sales by the number of Attributable GEOs (described above). The Company presents average cash cost per Attributable GEO as it believes that this is useful information to allow investors to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost margin is calculated by dividing the difference between the Average realized gold price per ounce and the Average cash cost per Attributable GEO by the Average realized gold price per ounce. The Company presents average cash cost margin as it believes that this is useful information to allow investors to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

For the three months ended:

Cost of sales amounts in $000s	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Cost of sales (excluding depletion)	4,852	3,769	3,490	2,995	2,765	2,593	2,460	2,171
Less: non-cash cost of sales related to Greenstone interest	(3,534)	(2,897)	(2,753)	(2,396)	(2,212)	(2,075)	(1,968)	(1,736)
Cash cost of sales	1,318	872	737	599	553	518	492	435

DIVIDED BY:
Total Attributable GEOs	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308
Average cash cost per Attributable GEO	298	323	500	495	449	403	398	332
Average cash cost margin	93%	91%	84%	83%	83%	84%	83%	84%

Versamet Royalties	Management's Discussion & Analysis	17

For the year ended:

Cost of sales amounts in $000s	Dec. 31, 2025	Dec. 31, 2024
Cost of sales (excluding depletion)	15,106	9,989
Less: non-cash cost of sales related to Greenstone interest	(11,580)	(7,992)
Cash cost of sales	3,526	1,997

DIVIDED BY:
Total Attributable GEOs	9,815	5,065
Average cash cost per Attributable GEO	359	394
Average cash cost margin	90%	83%

Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company's ability to generate cash to cover operating expenses from its cash-flowing royalties.

Cash flows from operating activities before working capital changes per share is calculated by dividing the cash flow from operating activities before working capital changes by the weighted average number of Common Shares of the Company outstanding during the period. The Company presents cash flows from operating activities before changes in non-cash working capital on a per share basis as it believes this presents a useful measure for the shareholders of the Company to evaluate the performance of the Company.

For the three months ended:

In $000s, except for share and per share amounts	Dec. 31, 2025 $	Sep. 30, 2025 $	Jun. 30, 2025 $	Mar. 31, 2025 $	Dec. 31, 2024 $	Sep. 30, 2024 $	Jun. 30, 2024 $	Mar. 31, 2024 $
Cash flows provided by operating activities	9,728	4,255	2,310	652	2,103	1,878	1,849	1,566
Working capital changes	4,201	1,881	899	759	(967)	126	(69)	54
Cash flows from operations before working capital changes	13,929	6,136	3,209	1,411	1,136	2,004	1,780	1,620
Weighted average ordinary shares outstanding	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860
Cash flows from operations before working capital changes per share	0.15	0.07	0.03	0.02	0.01	0.02	0.03	0.03

For the year ended:

In $000s, except for shares and per share amounts	Dec. 31, 2025 $	Dec. 31, 2024 $
Cash flows provided by operating activities	16,945	7,397
Working capital changes	7,740	(857)
Cash flows from operations before working capital changes	24,685	6,540
Weighted average ordinary shares outstanding	92,771,182	76,201,998
Cash flows from operations before working capital changes per share	0.27	0.09

EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company's ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Versamet Royalties	Management's Discussion & Analysis	18

Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. Management believes this measure is a useful supplemental measure from which to determine the Company's ability to generate cash available for working capital requirements, investment expenditures and income taxes.

For the three months ended:

In $000s	Dec. 31, 2025 $	Sep. 30, 2025 $	Jun. 30, 2025 $	Mar. 31, 2025 $	Dec. 31, 2024 $	Sep. 30, 2024 $	Jun. 30, 2024 $	Mar. 31, 2024 $
Net income (loss)	15,059	3,319	170	1,784	(7,261)	3,864	1,123	(173)
Finance and interest expense	3,629	1,313	6,592	628	669	802	995	1,113
Income taxes	6,384	1,449	662	775	(1,408)	1,825	621	535
Interest income	(152)	(91)	(13)	(11)	(18)	(35)	(15)	(80)
Depletion	3,654	1,624	662	238	170	226	188	258
EBITDA	28,574	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653
Non-cash cost of sales - Greenstone gold interest	3,534	2,897	2,753	2,396	2,212	2,075	1,968	1,736
Change in fair value of Greenstone gold interest	(18,482)	(4,796)	(5,433)	(4,212)	(1,099)	(6,624)	(3,951)	(2,385)
Change in fair value of derivative liability	-	-	(3,173)	(112)	(198)	(494)	677	(385)
Adjustment for Impairment of royalty interest	-	-	-	-	8,350	-	-	-
Adjusted EBITDA	13,626	5,715	2,220	1,486	1,417	1,639	1,606	619

For the year ended:

In $000s	Dec. 31, 2025 $	Dec. 31, 2024 $
Net income (loss)	20,332	(2,448)
Finance and interest expense	12,162	3,579
Income taxes	9,270	1,574
Interest income	(267)	(148)
Depletion	6,177	843
EBITDA	47,674	3,400
Non-cash cost of sales - Greenstone gold interest	11,580	7,992
Change in fair value of Greenstone gold interest	(32,922)	(14,060)
Change in fair value of derivative liability	(3,285)	(400)
Adjustment for Impairment of royalty interest	-	8,350
Adjusted EBITDA	23,047	5,282

12. Off-balance sheet arrangements

The Company did not have any off-balance sheet arrangements as at December 31, 2025 or December 31, 2024.

Versamet Royalties	Management's Discussion & Analysis	19

13. Significant estimates and judgments

The preparation of the Financial Statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the Financial Statements and accompanying notes. Management believes the estimates and assumptions used in the Financial Statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

14. Financial instruments and capital management

As at December 31, 2025 and 2024, the Company's financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025 and 2024.

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

Versamet Royalties	Management's Discussion & Analysis	20

As at December 31, 2024:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	730	730	-	-
Greenstone gold interest	62,286	-	-	62,286
Beedie Convertible Loan	12,334	-	12,334	-
Beedie Derivative Liability	3,285	-	-	3,285
Total	78,635	730	12,334	65,571

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximate their carrying values at December 31, 2025 and December 31, 2024 due to their short-term nature. The fair value of the Company's Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended December 31, 2025 and the year ended December 31, 2024.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet's royalty and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties and the Greenstone gold interest.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company's control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar monetary assets and monetary liabilities as at December 31, 2025, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $0.1 million on net income and $0.1 million on total comprehensive income as at December 31, 2025.

Versamet Royalties	Management's Discussion & Analysis	21

The Company is exposed to commodity price movements as a result of the Greenstone interest. The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at December 31, 2025 would increase or decrease net income and total comprehensive income by $7.6 million.

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its' activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities; at December 31, 2025 the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company's operations in the future.

15. Other risk factors

The Company's business and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors under the heading "Risk Factors" in the Company's final long form prospectus dated May 12, 2025 as filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

16. Internal controls over financial reporting and disclosure controls and procedures

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

Previously, the Chief Executive Officer and Chief Financial Officer filed Venture Issuer Basic Certificates with the Company's interim filings, as permitted under National Instrument 52‐109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52‐109"). Effective December 10, 2025, the Company became a non-venture issuer by virtue of its listing on the TSX. Accordingly, for the financial year ended December 31, 2025 and pursuant to Section 4.5 of NI 52-109, the Company will file with its Annual Information Form for the year ended December 31, 2025 an annual certificate in Form 52-109F1 - IPO/RTO - Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer. In contrast to the certificate required for non-venture issuers under NI 52-109, the certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52‐109. In particular, the certifying officers of the Company do not make any representations relating to the establishment and maintenance of:

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(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the corresponding certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis disclosure controls and procedures and internal control over financial reporting in the first financial period following the issuer becoming a non-venture issuer in the circumstances described in Section 4.5 of NI 52-109.

17. Cautionary note regarding forward-looking statements

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Versamet, disclosure regarding any payments to be paid to Versamet by property owners or operators of mining projects pursuant to net smelter returns and other royalty or other interests and agreements of Versamet, management's expectations regarding Versamet's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, revenue, future demand for and prices of commodities, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty agreements; fluctuations in the value of the U.S. dollar and any other currency in which revenue may be generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which the Company holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital for the Company; financial difficulties or inability to access debt and equity capital by the mine operators of the properties on which the company holds a royalty, stream or other interest, litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream or other interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream or other interest; the possibility that actual mineral content may differ from the Reserves and Resources contained in technical reports; rate and timing of production differences from Resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases such as COVID-19; the integration of acquired assets; as well as other factors identified and as described in more detail in this MD&A.

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The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of a pandemic; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Versamet has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information. This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalty, stream and other interests, other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Versamet disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

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Except where otherwise stated, the disclosure in this MD&A relating to properties and operations in which Versamet holds a royalty, stream or other interest is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Versamet. Specifically, as a royalty or stream holder, Versamet has limited, if any, access to properties on which it holds royalties, streams or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Versamet is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Versamet, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Versamet's royalty or other interests. Versamet's royalty, stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported Mineral Reserves, Mineral Resources and or production from a mining property.

Qualified Persons

The scientific and technical information contained in this MD&A has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President of Evaluations for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Information

Unless otherwise stated, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.

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